Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of shareholders of Centogene N.V. (the “Company”) to be held on February 18, 2022 at 1:00pm Amsterdam time (CET) at Sheraton Amsterdam Airport Hotel and Conference Centre, Schiphol Boulevard 101, 1118 BG Schiphol, the Netherlands (the “EGM”).

The agenda for the EGM is as follows:

1.	Opening

2.	Discussion on capital measures (discussion item)

3.	Discussion on the Company's COVID-19 testing business (discussion item)

4.	Discussion on the composition of the supervisory board of the Company (discussion item)

5.	Appointment of Kim Stratton as managing director of the Company (voting item)

6.	Appointment of Prof. Andreas Busch as supervisory director of the Company (voting item)

7.	Closing

No business shall be voted on at the EGM, except such items as included in the above-mentioned agenda.

The record date for the EGM is January 21, 2022 (the “Record Date”). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the “Registers”) may attend and, if relevant, vote at the EGM (“Persons with Meeting Rights”), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the “Beneficial Owners”) on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the EGM (an “Attendance Notice”) no later than 6:00 a.m. CET on the fourth day prior to the EGM (the “Cut-off Time”). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the EGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the EGM. A proxy form can be downloaded from the Company's website (http://www.centogene.com).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Centogene N.V.

c/o Reto Wenger

Am Strande 7

18055 Rostock

Germany

(Reto.Wenger@centogene.com)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the EGM.

EXPLANATORY NOTES TO THE AGENDA

Introduction

These are the explanatory notes to the agenda for the extraordinary general meeting of shareholders of Centogene N.V. (the “Company”) to be held on February 18, 2022 at 1.00pm Amsterdam time (CET) at Sheraton Amsterdam Airport Hotel and Conference Centre, Schiphol Boulevard 101, 1118 BG Schiphol, the Netherlands (the “EGM”).

The holding of the EGM has been requested by shareholders representing, according to the information available to the Company, more than 10% of the Company's issued share capital.

2.	Discussion on capital measures (discussion item)

The Company will discuss its current financial position, including the steps taken towards remediating the previously disclosed uncertainty about the Company's ability to continue as a going concern. As recently announced, the Company has secured additional financing on January 31, 2022 through the closing of a EUR 15 million (approx. USD 17 million) private placement financing from investors led by DPE Deutsche Private Equity, TVM Capital Life Science, and Careventures, as well as the entry into of a USD 45 million senior secured loan facility provided by Oxford Finance LLC, a specialty finance firm providing senior debt to life sciences and healthcare companies.

3.	Discussion on the Company's COVID-19 testing business (discussion item)

The Company will discuss the phase-out of its ancillary COVID-19 testing business that was announced on November 24, 2021 and how this aligns with the Company's long-term strategy.

4.	Discussion on the composition of the supervisory board of the Company (discussion item)

The Company will discuss the composition of its supervisory board, including the upcoming expiry of the terms of Mr. Hubert Birner and Mr. Eric Souêtre at the Company's annual general meeting to be held in 2022 and their intended re-appointment.

5.	Appointment of Kim Stratton as managing director of the Company (voting item)

As recently announced, the Company has reached agreement with biopharmaceutical industry veteran Mrs. Kim Stratton to replace Mr. Andrin Oswald as the Company's Chief Executive Officer. Mrs. Stratton has served as the Company's interim CEO during Mr. Oswald's temporary medical leave of absence. Mrs. Stratton has more than 25 years' global commercial expertise in the biopharmaceutical space, with significant experience across multiple geographies, including the U.K., U.S., Europe, and emerging markets. Most recently, Mrs. Stratton was CEO of Orphazyme A/S (ORPHA.CO), a biopharmaceutical company dedicated to developing treatments for patients living with rare diseases. Prior to this role, Mrs. Stratton worked at Shire Pharmaceuticals, where she served as Head International Commercial for Shire's Specialty and Rare Diseases portfolio. Before Shire, Mrs. Stratton spent nearly 15 years at Novartis in a number of senior management roles, including global product development, commercial, marketing, general manager, and various global corporate functions, including government and external affairs. Stratton also currently serves as a non-executive director on the Boards of Recordati S.p.A, Novozymes A/S, and Vifor Pharma AG.

On the basis of a binding nomination prepared by the Company's supervisory board, the Company proposes the appointment of Mrs. Stratton as managing director and CEO of the Company from the date of the EGM for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2026.

6.	Appointment of Prof. Andreas Busch as supervisory director of the Company (voting item)

On the basis of a binding nomination prepared by the Company's supervisory board, the Company proposes the appointment of Prof. Andreas Busch as supervisory director of the Company from the date of the EGM for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2026.

Prof. Andreas Busch (age 58) is one of the most distinguished research managers in the pharmaceutical industry. After an academic career in physiology and pharmacology in Germany and the USA, the pharmacist moved to industry. From 1999 to 2004, he was Vice President/Global Head of Cardiovascular Research at Sanofi-Aventis in Frankfurt/Main, then until 2017 at Bayer Pharma as a member of the Bayer HealthCare Board of Management and Executive Vice President and Global Head Drug Discovery. From 2018 to 2019 he was Head of R&D and CSO at Shire Pharmaceuticals and since 2019 he has been Chief Innovation Officer, Cyclerion Inc, Switzerland/USA. Andreas Busch has been Professor of Pharmacology at the University of Frankfurt since 2000. He has been and still is a member of numerous advisory boards of research institutions and companies, including Takeda as well as start-up companies such as Omeicos and BerlinCures in Berlin.

Prof. Busch does not hold any shares in the Company's share capital.

Prof. Busch has been nominated for his experience, background and skills.

Contingent upon his appointment as supervisory director of the Company, Prof. Busch will receive compensation for his services as a supervisory director consistent with the compensation package approved by the Company's general meeting held on December 18, 2020 and on June 24, 2021.